

June 17, 2014

<u>Via E-Mail</u>
Gregory Galanis
Chief Executive Officer
Stream Flow Media, Inc.
16019 Raptor Ct.
Charlotte, NC 28278

> **Re:     Stream Flow Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2014**
> **File No. 333-194482**

Dear Mr. Galanis:

　　We have reviewed your amended registration statement and response letter dated June 3, 2014 and have the following comments.  Unless otherwise noted, where prior comments are referenced, they refer to those in our letter dated May 2, 2014.

General

1.     We note that your amended registration statement did not include a copy marked to reflect changes made pursuant to our last comment letter.  Your amended document filed in response to this letter should include a copy marked to show changes from your prior filing.  Please ensure that the marked copy is submitted electronically and conforms to the requirements of Rule 310 of Regulation S-T.

2.     We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company as defined in Rule 405.  In particular we note that as of March 31, 2014 you have not recognized any revenues.   Further as noted in comment 2 of our letter dated April 7, 2014, we note the disclosure in note 1 to your financial statements explaining that "[t]he Company is in the development stage and has minimal operations, and as such has devoted most of its efforts since its inception to developing its business plan, issuing common stock, attempting to raise capital, establishing its accounting systems and other administrative functions."   Accordingly, as previously requested, disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

3.     We note your response to prior comment 2.  Although you disclose the nature of the expert's relationship with the Company, we are unable to locate disclosure clearly stating the interest your counsel has in the registrant.  As noted in prior comments, such information is required to be disclosed pursuant to Item 509(a) of Regulation S-K.  Please revise.

Prospectus Summary

Development Stage Company Status, page 5

4.       You state that you generated a nominal profit during the three months ended March 31, 2014, yet your financial statements for that period do not reflect this information.  Please advise.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Three Months Ended March 31, 2014, page 24

5.       You state in this section that you executed a consulting agreement with your initial client, Off On Home Controls.  Please revise to describe the financial terms of the agreement.

Description of Our Business and Properties

Overview of Our Business, page 31

6.       You state that Gregory Galanis retains full ownership of certain proprietary technology but has exclusively licensed it to Stream Flow at no cost as long as Mr. Galanis is employed by Stream Flow.  Expand your prospectus summary and risk factor discussion to discuss in detail the parties' rights and obligations under the agreement, and explain the impact on the Company should Mr. Galanis cease being employed by Stream Flow. Ensure also that you clearly state who owns the software currently being developed by the Company.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters.  Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3456, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney